Transcript of Salsa God Video

On Screen Text ("OST"):

Erik Daniel Mayans ("EDM")

EDM: Salsa God is back here at the Summer Fancy Food Show here in New York City at the Javits Center.

OST: Why Salsa?

EDM: My love for Mexican food and for Salsa began at an early age. I was born and raised in Texas eating chips and salsa and Mexican food all of my life. As a child, my family and I took frequent trips to Mexico to visit relatives and explore the local culture. MY travels throughout Mexico gave me the opportunity to experience and taste the different regional flavors within Mexico and to develop a palette for truly amazing salsas.

OST: How did you get into the food business?

EDM: Back in 2008, I was working at law firm. And at the beginning of 2008 my law firm had 300 attorneys, and at the end of 2008 we had zero attorneys. SO in an effort to reboot my professional career, I decided to go to business school. And I wanted to get some international experience, so I decided to go to business school in Paris, France. Well, in Paris, France there is no good salsa.

OST: What did you do?

EDM: I called my parents and called some relatives in Mexico to get some family recipes so that I could start making my own salsas since there wasn't any available on the shelves. SO over the course of about three, three and a half years, I sort of refined some family recipes making them my own recipes by leaving out ingredients that I don't like such as onions and by adding other ingredients that I do like. I'd have dinner parties and host barbeques and I would always have my homemade salsa recipes available. And I would serve them to my guest. And people would always ask me where they could buy the salsa. So after hearing this question over and over again for a year, I decided, "Why not give it a shot, throw my hat into the ring and start a salsa business?" So I started Salsa God.

OST: How did the company first begin?

EDM: So I started Salsa God while I was still working long hours in finance. It was exciting but exhausting. So I started Salsa God in a shared commercial kitchen called the Entrepreneur Space. The Entrepreneur Space was an amazing location. It was a shared commercial kitchen, and each time that I had to do a production of salsa, I rented out a kitchen for 8 hours. And it was actually me in the back cooking up the entire salsa. It was an exhausting process - long tedious work. In 8 hours the most I ever produced was 500 jars of salsa. My hands were raw from holding two-hundred-degree jars of salsa, capping them. It was a really hard experience, but very rewarding. And I learned a lot about the business.

OST: How is SG different than other salsas?

EDM: At Salsa God we use only the simplest, best ingredients for the most delicious tasting salsas on the planet. We use lime juice instead of vinegar to give our salsas a fresher flavor. There are no added sugars. We have no artificial ingredients or preservatives. We are Non GMO Project Verified. We are Gluten Free, and unlike a lot of other salsa companies, we have no onions in our salsa. Pretty unique.

OST: So…where can we buy Salsa God?

EDM: Salsa God is available all throughout the United States and we are even exporting to Australia. We are in Whole Foods, Albertsons, Safeway, Harris Teeter, and in Texas you can find us at HEB. At Salsa God, we believe that what you put on your chip matters.